Notice of Exempt Solicitation
Submitted by Non-Management
Under Rule 14a-103

(Voluntary Submission)

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, DC 20549

Name of Corporate Registrant:

The Goldman Sachs Group, Inc.

Name of Person Filing Exemption:

Bruce Herbert, AIF
Newground Social Investment

Address of Person Relying on Exemption:

team @ newground. net

————

These written materials are submitted under Rule 14a-6(g)(1), promulgated under the Securities Exchange Act of 1934 (the "Rule").

Though submission of these materials is not required under the Rule, they are presented voluntarily in the interest of public education.

Newground
Social Investment
www.newground.net
a Social Purpose Corporation

The Goldman Sachs Group, Inc. (registrant)

Ticker: GS

"Pay Equity Reporting" | Exempt Solicitation Notice

Please vote FOR:
Stockholder Proposal on "Pay Equity Reporting"
Item 11 in the Proxy, page 93

2024 Annual Meeting of Stockholders:
8:30am Salt Lake City time on April 24, 2024
(in-person only)

Contact person: (relying on exemption)
Bruce Herbert
Newground Social Investment
team @ newground. net

SUMMARY (an Expanded Rationale follows on subsequent pages)

1. Goldman Sachs ("Goldman", or the "Company") has not kept pace with peers and other companies in terms of its racial and gender pay gap disclosures.

2. In 2023 the Company settled a $215 million sexual discrimination lawsuit,[1] which it had unsuccessfully litigated for 10 years prior to settlement.

3. The disclosures Goldman has made since that historic settlement do not follow the guidelines of best-practice reporting; which are used by the *United States Census Bureau*, *Department of Labor*, OECD[2], and the *International Labor Organization* (ILO).

   In fact, no other large U.S. company reports as Goldman does – making it impossible to compare the Company's performance to peers, other companies, or industry groups.

4. Disclosing, and then acting to narrow, *Adjusted* and *Unadjusted Median* pay gaps has been demonstrated to improve performance, while also providing an important baseline for investors to evaluate progress, or potential risk, over time.

5. As the Proposal comments, research demonstrates[3] that at the current trajectory:
   - White women will not reach pay equity until 2059 – three decades from now.
   - Black women not until 2133 – more than a century from now.
   - Latina women not until 2206 – nearly two full centuries from now.

6. In 2023 this proposal – despite Goldman recommending against it – won double the vote needed to qualify for resubmission in 2024.

For these reasons, please vote FOR Item 11, "Pay Equity Reporting"

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1 https://www.nytimes.com/2023/05/09/business/dealbook/goldman-sachs-discrimination-lawsuit.html

2 OECD = The Organisation for Economic Co-operation and Development

3 https://iwpr.org/the-gender-pay-gap-1985-to-2020-with-forecast-for-achieving-pay-equity-by-race-and-ethnicity/

Expanded Rationale FOR Proposal 11

The Proposal asks Goldman to shape its reporting to align with global best practices:

> **RESOLVED:** Shareholders request that the Goldman Sachs Group, Inc. report annually on *Unadjusted Median* and *Adjusted* pay gaps across race and gender globally, and include associated policy, reputational, competitive, and operational risks — including risks associated with recruiting and retaining diverse key talent. The report should be prepared at reasonable cost, and omit proprietary information, litigation strategy, and legal compliance information.
>
> Ideally, annual reporting would integrate base, bonus, and equity compensation broken out by country, where appropriate, and further differentiate between gender and racial/minority/ethnicity groupings.
>
> Racial/gender pay gaps are the difference between non-minority and minority/male and female median earnings expressed as a percentage of non-minority/male earnings.

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Five Considerations:

1. **Best practice pay equity reporting consists of <u>two parts</u>, neither of which Goldman actually reports.** The two parts are:

   A. **ADJUSTED PAY GAPS:** "*Adjusted*" gaps are a statistically modified assessment of pay between minorities/non-minorities, women/men, performing similar roles.

      (1) What minorities and women are paid versus their direct peers, <u>statistically adjusted</u> for factors such as job, seniority, and geography.

      (2) [Glassdoor reports](#)[4] that there is a 4.9% adjusted gender pay gap in the United States.

      (3) United States companies generally prefer to report on this basis as it causes the gaps to appear smaller.

   B. **UNADJUSTED MEDIAN PAY GAPS:** "*Unadjusted Median*" gaps assess how jobs are distributed by race and gender, and show which groups hold the high-paying jobs.

      (1) The median pay of minorities/women working full time versus non-minorities/ men working full time. **This is <u>literally</u> the definition of the pay gap.**

      (2) Black workers in the U.S. earn $0.81 cents on the dollar versus white workers on this basis.

      (3) Women in the U.S. earn $0.84 cents on the dollar versus men on this basis.

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[4] https://www.glassdoor.com/research/app/uploads/sites/2/2019/03/Gender-Pay-Gap-2019-Research-Report-1.pdf

(4) *Unadjusted Median* is considered <u>the</u> valid way of measuring gender pay inequity, and is used by the *United States Census Bureau*, *Department of Labor*, OECD, and the *International Labor Organization*.

(5) Companies in the United Kingdom, Ireland, and soon the European Union are mandated to report *Unadjusted Median* pay.

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2. **Goldman Sachs has received [negative public scrutiny](#)[5] due to allegations of systemic pay inequity and limited diversity in leadership.**

In 2023, Goldman agreed to a [$215 million settlement](#)[6] over a class-action lawsuit that accused the Company of systemically discriminating against female employees regarding pay and job opportunities.

As part of this settlement, the Company agreed to conduct pay-equity studies for three years. However, the Company did not commit to disclosing these results publicly, which would foster transparency and greater trust.

Recently, Goldman has received significant amounts of negative scrutiny regarding its [struggle to retain women in top positions](#),[5] with two-thirds of female partners leaving the firm or no longer having the title since the end of 2018.

It's clear that Goldman has struggled to avoid public criticism about pay inequity and representation. The transparency and accountability that this Proposal requests would assure shareholders that the Company is actively focused on pay equity and diversity – to the benefit of profitability, and the recruitment and retention of key talent.

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3. **Goldman now publishes a non-standard "adjusted, median" pay gap, which does not provide insight into whether employees are paid equitably for similar work, or are represented in higher-paying positions across the company.**

In the 2023 proxy – in response to this same shareholder proposal – Goldman publicly committed to disclosing pertinent information regarding its race and gender pay gaps.

However, it appears that the Company is reluctant to disclose "best practice" pay equity metrics (*Adjusted* as well as *Unadjusted Median* pay gaps). Instead, it has opted for an opaque, one-off metric that lacks the same transparency or accountability.

Thus, the Company has not fulfilled its pledge. Instead, it made a type of disclosure that uses a statistically modified metric which purportedly "[takes] into account factors including role, tenure, location, and impact", then reports those figures on a median basis.

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[5]　https://www.wsj.com/finance/investing/goldman-sachs-women-big-jobs-leaving-09112f6a

[6]　https://www.nytimes.com/2023/05/09/business/dealbook/goldman-sachs-discrimination-lawsuit.html

Goldman appears to have used these listed factors to segment its employee population into small groups, and then compared the medians within these groups. Importantly, this disclosure **does not assess "equal pay for equal work"** or representation across the entire company. This unique-to-Goldman data point does not provide the same level of actionable or meaningful insight with which to contextualize the Company's progress on pay equity and diversity.

It is important to note that no other large U.S. company reports this same way — making it impossible to rank and compare Goldman's performance to peers or other companies.

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4. **Disclosing, and acting to narrow, both *Adjusted* and *Unadjusted Median* pay gaps can improve performance and provide a baseline for investors to measure progress.**

   A. A 2019 study [cited in the *Harvard Business Review*](#)[7] found that wage transparency, in countries that mandate it, narrowed the median wage gap. LSEG (formerly *Refinitiv*) details how companies (from 2016-2021) that report an absence of gender pay gaps [outperformed companies](#)[8] that report negative pay gaps, with a 58.2% spread for their FTSE All-World portfolio and a 135.9% spread for their FTSE North American portfolio. These figures are significant.

   B. In January 2019, a half-decade ago, **Citigroup** became the first U.S. company to publish its global gender and U.S. minority median pay gaps. It has since shrunk those gaps by seven points, and three points, respectively. Goldman stands in a position to follow suit.

   C. There are many ways to shrink racial/gender pay gaps at a company — by improving diversity, conducting statistically-adjusted pay audits, and by advancing women/minorities into higher-paying roles and positions of leadership. **However, the only useful benchmark to measure whether the real pay gap is shrinking is the *Unadjusted Median* pay gap.**

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continued on next page...

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[7] https://hbr.org/2019/01/research-gender-pay-gaps-shrink-when-companies-are-required-to-disclose-them

[8] https://www.refinitiv.com/content/dam/marketing/en_us/documents/gated/reports/gender-pay-gap-and-investment-strategies.pdf

5. Goldman Sachs lags other companies on racial and gender pay gap disclosures.

Increasingly, companies are disclosing racial and gender median pay gaps – committing to a transparent accounting of pay equity that will improve their diversity, while strengthening their ability to attract and retain key talent.

Currently, 82% of financial companies within the top 100 U.S. companies (by market capitalization) are committed to reporting either an *Adjusted* pay gap or an *Unadjusted Median* pay gap.

Reports document[9] that a number of Goldman's financial peers have committed to reporting with both metrics; these include: **Amalgamated Bank, American Express, Bank of New York Mellon, BlackRock, Citigroup, Mastercard,** and **Visa.**

In contrast, Goldman does not report using either of these established methodologies; instead, opting for a one-off metric that cannot be ranked against peers, other companies, or industry trends.

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In Closing

For all the reasons detailed above, we strongly urge support FOR Proposal 11.

Transparency in pay equity reporting has demonstrably led to smaller pay gaps and improved diversity, which, in turn, has been in the long-term best interest of profitability, stockholders generally, and society at large.

Therefore, please vote FOR Item 11, "Pay Equity Reporting"

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This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card – Newground Social Investment ("Newground") is not able to vote your proxies, nor does this communication request that. In light of all factors, Newground urges shareholders to vote FOR Item 11 following the instructions provided in the Company's proxy mailing.

Though submission of these materials is not required under Rule 14a-6(g)(1) of the Securities Exchange Act of 1934, they are presented voluntarily in the interest of public education.

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[9] https://static1.squarespace.com/static/5bc65db67d0c9102cca54b74/t/65f0b24549f03056f8 edb5b9/1710273095112/Arjuna+Capital+-+Racial+and+Gender+Pay+Scorecard+2024.pdf